UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 19, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 19 June 2019 entitled ‘VODAFONE GROUP PLC ANNOUNCES FINAL RESULTS OF TENDER OFFERS’

RNS: 7504C

Vodafone Group Plc

19 June 2019

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

VODAFONE GROUP PLC ANNOUNCES FINAL RESULTS OF TENDER OFFERS

(Newbury, Berkshire — England) — June 19, 2019 Vodafone Group Plc (“Vodafone” or the “Company”) announces today the results of its previously announced cash tender offers (the “Offers”) to purchase any and all of the outstanding debt securities listed below (the “Notes”) on the terms of, and subject to the conditions set forth in, the offer to purchase dated June 12, 2019 (the “Offer to Purchase”). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase. The Offers expired at 5.00 p.m., Eastern time, on June 18, 2019.

According to information provided by the Information and Tender Agent for the Offers, U.S.$227,569,000 aggregate principal amount of the 2021 Notes, U.S.$402,755,000 aggregate principal amount of the 2022 Notes, and U.S.$704,481,000 aggregate principal amount of the 2023 Notes were validly tendered at or prior to the Expiration Time and not validly withdrawn, which amounts include U.S.$1,675,000 aggregate principal amount of the 2021 Notes, U.S.$8,730,000 aggregate principal amount of the 2022 Notes and U.S.$3,226,000 aggregate principal amount of the 2023 Notes that remain subject to the guaranteed delivery procedures described in the Offer to Purchase. The Company will accept for purchase, and pay for, the validly tendered Notes; such payment is expected to be made on June 20, 2019. The following table sets forth the aggregate principal amount of Notes validly tendered and not withdrawn in the Offers:

Title of Security	CUSIP	Outstanding Principal Amount	Aggregate Principal Amount Tendered(1)	Aggregate Principal Amount Tendered Using Guaranteed Delivery Procedures
4.375% Notes due 2021 (“2021 Notes”)	92857WAV2 / US92857WAV28	$500,000,000	$225,894,000	$1,675,000
2.50% Notes due 2022 (“2022 Notes”)	92857WAZ3 / US92857WAZ32	$1,000,000,000	$394,025,000	$8,730,000
2.950% Notes due 2023 (“2023 Notes”)	92857WBC3 / US92857WBC38	$1,600,000,000	$701,255,000	$3,226,000

(1)         Excluding principal amounts of Notes tendered using guaranteed delivery procedures.

In addition to the Consideration, all Holders of Notes accepted for purchase will also receive accrued and unpaid interest on such Notes, from the last interest payment date up to, but not including, the Settlement Date. Interest will cease to accrue on the Settlement Date for all Notes accepted.

On June 12, 2019, the Company priced an offering (the “New Notes Offering”) of $1,750,000,000 4.875% Notes due 2049 and $500,000,000 5.125% Notes due 2059, the proceeds of which are expected to fund the Offers. The New Notes Offering is expected to be completed on June 19, 2019, which will satisfy the Financing Condition (as defined in the Offer to Purchase).

Questions regarding procedures for tendering Notes may be directed to Global Bondholder Services at +1 (866) 470-3800 (toll free), +1 (212) 430-3774 (collect) or by email to contact@gbsc-usa.com. For additional information, please contact the Dealer Managers at Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44-20-7996-5420 (in London) or by email to dg.lm_emea@baml.com, to Morgan Stanley & Co.  LLC at +1 (212) 761-1057 (collect), +1 (800) 624-1808 (toll free) or by email to liabilitymanagement@morganstanley.com, to RBC Capital Markets, LLC at +1 (877) 381-2099 (toll free),  +1 (212) 618-7843, +44 20 7029 7063 (Europe) or by email to liability.management@rbccm.com and to UBS AG London Branch, at +44 20 7568 1121 (Europe), +1 888 719 4210 (toll free), +1 203 719 4210 or by email to ol-liabilitymanagement-eu@ubs.com.

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

The distribution of announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement, the Offer to Purchase nor any other document or material relating to the Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), acting for their own account, with the exception of individuals, within the meaning ascribed to them in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, and applicable regulations thereunder, are eligible to participate in the Offers. Neither this announcement nor the Offer to Purchase has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither the Offer to Purchase nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services et marchés financiers) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. Insofar as Belgium is concerned, the Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and  any Dealer Manager or any of the Dealer Managers’ affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager’s affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 19, 2019	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary